

June 19, 2015

Via E-mail
Mr. Brenton Saunders
Chief Executive Officer and President
Allergan plc
1 Grand Canal Square,
Docklands Dublin 2, Ireland

Re: **Allergan plc (Formerly Actavis plc)**
Form 10-K for the Fiscal Year December 31, 2014
Filed February 18, 2015
File No. 001-36867

Dear Mr. Saunders:

We have reviewed the above filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 18 – Income Taxes, page F-73

1. Your disclosure on page 81 states that your effective tax rate was impacted by losses in certain jurisdictions for which no tax benefit is provided, the amortization of intangibles and the step-up in inventory tax, which benefited at a lower rate than the Irish statutory rate. This disclosure appears overly general considering the significant fluctuations in the following line items on your effective income tax reconciliation during the periods presented-- "earnings subject to the U.S. federal and state tax rates," "earnings subject to rates different than the statutory rate," "intangible amortization," and "tax rate changes." Please provide us proposed disclosure to be included in future filings thoroughly explaining the reasons for the significant line item fluctuations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Nakada, Senior Staff Accountant, at (202) 551-3659 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant